[YAHOO LETTERHEAD]

November 4, 2011

BY EDGAR

Mr. Patrick Gilmore, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Room 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yahoo! Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 000-28018

Dear Mr. Gilmore:

On October 21, 2011, Yahoo! Inc. received your letter dated October 21, 2011 setting forth an additional comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission concerning the above referenced Form 10-K. The comment letter asks us to provide the information requested in your letter within ten business days or to advise the Staff when we will provide the requested response.

Our counsel, Robert Plesnarski of O’Melveny & Myers LLP, spoke to Staff Accountant Jennifer Fugario on November 3, 2011 and requested and received an extension of time so that we can devote the appropriate time and resources to consider the Staff’s comment and to complete our response. We have requested this extension because the persons responsible for preparing, reviewing and finalizing the responses to the Staff’s comments have been unable to devote as much time as needed to the responses due to demands related to Yahoo! Inc.’s Form 10-Q filing for its quarter ended September 30, 2011. We expect to provide our responses to the comment letter by no later than November 21, 2011.

Please contact Robert Plesnarski at (202) 383-5149 or the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted,
Yahoo! Inc.

/s/ Michael J. Callahan
By: Michael J. Callahan
Title: Executive Vice President, General Counsel and Secretary

cc:	Barbara C. Jacobs, Assistant Director
Katherine Wray, Staff Attorney
Jennifer Fugario, Staff Accountant
Timothy R. Morse, Interim Chief Executive Officer and Chief Financial Officer
Aman S. Kothari, Senior Vice President, Global Controller and Chief Accounting Officer
Stephanie I. Splane, Vice President, Corporate Legal Affairs, Deputy General Counsel
Robert T. Plesnarski, Esq., O’Melveny & Myers LLP